TERYL RESOURCES CORP.



03003243



January 13, 2003

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for John Robertson of Teryl Resources
Corp. dated January 13, 2003.

If you have any questions or require further information please contact me at your
convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

☐ YES ☒ NO

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED

OR

IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER

DD 01 MM 01 YY 03

(Stamp: JAN 2 2 2003 SEC MAIL PROCESSING SECTION 165 RECEIVED WASH DC)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO. 11871 STREET HORSESHOE WAY APT 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS					D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DD MM YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE $ US			
COMMON	1 752 004						1 752 004	1	
OPTION	1 000 000		*PLEASE SEE ATTACHMENT*				1 000 000	1	
COMMON	1 588 500						1 517 500	2	ACCESS INFO. SERV.

BOX 6. REMARKS

ATTACHMENT: ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: *(signed)*

DATE OF THIS REPORT: DD 13 MM 01 YY 03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

JOHN ROBERTSON
TEXYL RESOURCES CORP.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,752,064						1,752,064	1	
OPTION	1,000,000						1,000,000	1	
COMMON	1,588,500	30-Dec-02	10		2,000	$0.38	1,586,500	2	ACCESS INFORMATION SERVICES
		3-Jan-03	10		50,000	$0.36	1,536,500	2	ACCESS INFORMATION SERVICES
		7-Jan-03	10		15,000	$0.35	1,521,500	2	ACCESS INFORMATION SERVICES
		9-Jan-03	10		4,000	$0.39	1,517,500	2	ACCESS INFORMATION SERVICES